

Adam Weiler · 3rd

Founder, Sunken Stone • Performance Based Amazon
Expert • FBA since 2007 • We're hiring!

Seattle, Washington · 500+ connections · **Contact info**

 **Sunken Stone**

San Diego State Univ

Experience



Founder
Sunken Stone
Dec 2007 – Present · 12 yrs 11 mos
Greater San Diego Area

Performance based, Amazon Management. We help companies sell on Amazon...Better

Sunken Stone is a premier, performance-based Amazon channel partner with over 10 years of
experience and proven, sustainable success.

We think like brand owners because we ARE brand owners. We've taken methods that have
been tirelessly tested and PROVEN originating with our own products, and molded t ...**see mor**

Co-Founder
StrongVolt
Sep 2009 – Sep 2017 · 8 yrs 1 mo
Greater San Diego Area

StrongVolt is about creating products that "Power Your Fun". StrongVolt is changing the way
you enjoy your active lifestyle. Take our solar chargers on camping trips, business trips or
anywhere you might be without a place to plug your devices. These solar chargers a

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Founder
HDMI KING
Dec 2007 – Dec 2016 · 9 yrs 1 mo
Greater San Diego Area

Wholesale and retail distribution of A/V accessories through multiple sales channels

Co-Founder
CablesForCauses
Mar 2011 – Mar 2016 · 5 yrs 1 mo
San Diego, CA

We sell high quality, low priced multimedia cables.

We put 100% of the profits from these sales into the CablesForCauses Charity Pool.

...see mor

Account Manager- Southern California
ONteriors- Home Technology Design
May 2007 – May 2008 · 1 yr 1 mo

Account Manager for Higher-End Production homes and Custom division

Show 2 more experiences ⌄

Education



San Diego State University
MBA, Marketing
2008 – 2010



San Diego State University-California State University
BA, Political Science
2001 – 2005
Activities and Societies: Sigma Pi

Volunteer Experience

Mentor
Lavin Entrepreneurship Center at San Diego State University
Jan 2014 – Present · 6 yrs 10 mos

Education

The Lavin Entrepreneurship Center at San Diego State University serves students, entrepreneurs and business leaders through its entrepreneurial curriculum, workshops, internships, resources and events.

With the right blend of university curriculum and industry involvement, the Lavin Entrepreneurship Center within San Diego State University's (SDSU) College of Business Administration has emerged as an entrepreneurial leader. The Princeton Review with Entrepreneur magazine has recognized SDSU's entrepreneurship programs among the best in the U.S.



